FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Announcement

National Bank of Greece S.A. (NBG) announces that it received notice from the New York Stock Exchange (NYSE) on January 5, 2012 confirming that, from December 31, 2011, NBG’s American Depositary Shares, each representing one ordinary share of NBG (ADSs), have regained compliance with the NYSE’s continued listing standard that requires a minimum average closing price of $1.00 over 30 consecutive trading days.

Accordingly, NBG’s ADSs are considered in compliance with the NYSE’s continued listing standards, and the ADSs will continue to trade on the NYSE under the symbol “NBG.”

Athens, 9 January 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 9th January, 2012

Chief Executive Officer